PORTAL RESOURCES LTD.

Suite 750, 625 Howe Street
Vancouver, BC V6C 2T6
Phone: (604) 629-1929
Fax: (604) 629-1930

INFORMATION CIRCULAR
(As at October 31, 2006, except as indicated)

Portal Resources Ltd. (the "Company") is providing this information circular and a form of proxy in connection with management’s solicitation of proxies for use at the annual and extraordinary general meeting (the "Meeting") of the Company to be held at Suite 750, 625 Howe St., Vancouver, British Columbia at 1.30 p.m. on December 5, 2006 and at any adjournments. The Company will conduct its solicitation by mail and officers and employees of the Company may, without receiving special compensation, also telephone or make other personal contact. The Company will pay the cost of solicitation.

APPOINTMENT OF PROXYHOLDER

The purpose of a proxy is to designate persons who will vote the proxy on a shareholder’s behalf in accordance with the instructions given by the shareholder in the proxy. The persons whose names are printed in the enclosed form of proxy are officers or Directors of the Company (the "Management Proxyholders").

A shareholder has the right to appoint a person other than a Management Proxyholder, to represent the shareholder at the Meeting by striking out the names of the Management Proxyholders and by inserting the desired person’s name in the blank space provided or by executing a proxy in a form similar to the enclosed form. A proxyholder need not be a shareholder.

VOTING BY PROXY

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Shares represented by a properly executed proxy will be voted or be withheld from voting on each matter referred to in the Notice of Meeting in accordance with the instructions of the shareholder on any ballot that may be called for and if the shareholder specifies a choice with respect to any matter to be acted upon, the shares will be voted accordingly.

If a shareholder does not specify a choice and the shareholder has appointed one of the Management Proxyholders as proxyholder, the Management Proxyholder will vote in favour of the matters specified in the Notice of Meeting and in favour of all other matters proposed by management at the Meeting.

The enclosed form of proxy also gives discretionary authority to the person named therein as proxyholder with respect to amendments or variations to matters identified in the Notice of the Meeting and with respect to other matters which may properly come before the Meeting. At the date of this Information Circular, management of the Company knows of no such amendments, variations or other matters to come before the Meeting.

COMPLETION AND RETURN OF PROXY

Completed forms of proxy must be deposited at the office of the Company’s registrar and transfer agent, Pacific Corporate Trust Company, 2nd floor, 510 Burrard Street, Vancouver, British Columbia V6C 3B9, not later than forty-eight (48) hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting, unless the chairman of the Meeting elects to exercise his discretion to accept proxies received subsequently.

NON-REGISTERED HOLDERS

Only shareholders whose names appear on the records of the Company as the registered holders of shares or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Company are "non-registered" shareholders because the shares they own are not registered in their names but instead registered in the name of a nominee such as a brokerage firm through which they purchased the shares; bank, trust company, trustee or administrator of self-administered RRSP's, RRIF's, RESP's and similar plans; or clearing agency such as The Canadian Depository for Securities Limited (a "Nominee"). If you purchased your shares through a broker, you are likely an unregistered holder.

In accordance with securities regulatory policy, the Company has distributed copies of the Meeting materials, being the Notice of Meeting, this Information Circular and the Proxy, to the Nominees for distribution to non-registered holders.

Nominees are required to forward the Meeting materials to non-registered holders to seek their voting instructions in advance of the Meeting. Shares held by Nominees can only be voted in accordance with the instructions of the non-registered holder. The Nominees often have their own form of proxy, mailing procedures and provide their own return instructions. If you wish to vote by proxy, you should carefully follow the instructions from the Nominee in order that your Shares are voted at the Meeting.

If you, as a non-registered holder, wish to vote at the Meeting in person, you should appoint yourself as proxyholder by writing your name in the space provided on the request for voting instructions or proxy provided by the Nominee and return the form to the Nominee in the envelope provided. Do not complete the voting section of the form as your vote will be taken at the Meeting.

In addition, Canadian securities legislation now permits the Company to forward meeting materials directly to "non objecting beneficial owners". If the Company or its agent has sent these materials directly to you (instead of through a Nominee), your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the Nominee holding on your behalf. By choosing to send these materials to you directly, the Company (and not the Nominee holding on your behalf) has assumed responsibility for (i) delivering these materials to you and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the Request for Voting Instructions.

REVOCABILITY OF PROXY

Any registered shareholder who has returned a proxy may revoke it at any time before it has been exercised. In addition to revocation in any other manner permitted by law, a registered shareholder, his attorney authorized in writing or, if the registered shareholder is a corporation, a corporation under its corporate seal or by an officer or attorney thereof duly authorized, may revoke a proxy by instrument in writing, including a proxy bearing a later date. The instrument revoking the proxy must be deposited at the registered office of the Company, at any time up to and including the last business day preceding the date of the Meeting, or any adjournment thereof, or with the chairman of the Meeting on the day of the Meeting. Only registered shareholders have the right to revoke a proxy. Non-Registered Holders who wish to change their vote must, at least 7 days before the Meeting, arrange for their Nominees to revoke the proxy on their behalf.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The authorized capital of the Company consists of 100,000,000 common shares and 100,000,000 preferred shares, of which 20,888,039 common shares and no preferred shares are issued and outstanding as at October 31, 2006.

Persons who are registered shareholders at the close of business on October 31, 2006 will be entitled to receive notice of and vote at the Meeting and will be entitled to one vote for each share held.

To the knowledge of the Directors and executive officers of the Company, no person beneficially owns, directly or indirectly, or controls or directs shares carrying 10% or more of the voting rights attached to all shares of the Company.

EXECUTIVE COMPENSATION

The following table sets forth all annual and long term compensation for services in all capacities to the Company and its subsidiaries for the three most recently completed financial years in respect of each of the individuals comprised of the Chief Executive Officer and the Chief Financial Officer as at June 30, 2006 and the other three most highly compensated executive officers of the Company as at June 30, 2006 whose individual total salary and bonus for the most recently completed financial year exceeded $150,000 and any individual who would have satisfied these criteria but for the fact that individual was not serving as such an officer at the end of the most recently completed financial year (collectively the "Named Executive Officers" or "NEOs").

Summary Compensation Table

		Annual Compensation			Long Term Compensation
					Awards		Payouts
					Securities
	Fiscal			Other	Under	Shares/Units
	Year			Annual	Option/	Subject to		All Other
NEO Name and	ended			Compen-	SAR's	Resale	LTIP	Compen-
Principal	June	Salary	Bonus	sation	Granted	Restrictions	Payouts	sation
Position	30	($)	($)	($)	(#)	($)	($)	($)
Bruce Winfield(1)
President and	2006	84,000	Nil	2,907	25,000	240,000	Nil	Nil
Chief Executive	2005	84,000	Nil	2'788	50,000	480,000	Nil	Nil
Officer		29,400	Nil	Nil	200,000	600,000	Nil	Nil
Director
Mark T. Brown(2) formerly Chief	2006	1,765	Nil	Nil	Nil	114,000	Nil	Nil
Financial Officer	2005	3,525	Nil	Nil	25,000	228,000	Nil	Nil
and Secretary	2004	6,050	Nil	Nil	46,400	285,000	Nil	Nil
Christine West (3)
Chief Financial	2006	Nil	Nil	Nil	45,000	Nil	Nil	Nil
Officer and	2005	Nil	Nil	Nil	20,000	Nil	Nil	Nil
Secretary	2004	Nil	Nil	Nil	Nil	Nil	Nil	Nil

(1)

Mr. Winfield was appointed President and Chief Executive Officer of the Company on March 15, 2004.

(2)

Mr. Brown resigned as Chief Financial Officer and Secretary on October 12, 2005.

(3)

Mrs. West was appointed Chief Financial Officer and Secretary on October 12, 2005.

Long Term Incentive Plan (LTIP) Awards

The Company does not have a LTIP, pursuant to which cash or non-cash compensation intended to serve as an incentive for performance over a period greater than one financial year (whereby performance is measured by reference to financial performance or the price of the Company’s securities) was paid to the Named Executive Officer(s) during the most recently completed financial year.

Option/Stock Appreciation Rights ("SAR") Grants

During the Most Recently Completed Financial Year

The Company granted stock options under a Stock Option Plan or otherwise during the most recently completed financial year to the Named Executive Officers, as follows:

Per cent of Total
		Options/SARs		Market Value of
		Granted to		Securities
		Officers		Underlying
	Securities Under	Employees and	Exercise or Base	Options/SARs on the
	Options/SARs	Consultants in	Price(2)	Date of Grant
NEO Name	Granted(1) (#)	Financial Year	($/Security)	($/Security)	Expiry Date
Bruce Winfield	25,000	6.9%	$0.70	$0.70	January 20, 2011
Christine West	45,000	12.5%	$0.70	$0.70	January 20, 2011

(1)

The options for common shares become exercisable pursuant to a vesting schedule as set out in the Stock Option Plan.

(2)

The exercise price of stock options is determined by the Board of Directors but shall in no event be less than the trading price of the common shares of the Company on the TSX Venture Exchange (the "Exchange") at the time of the grant of the option, less the maximum discount permitted under the regulations of the Exchange or such other price as may be agreed to by the Company and approved by the Exchange.

Aggregated Option/SAR Exercises During The Most Recently Completed

Financial Year and Financial Year-End Option/SAR Values

The following table sets forth details of all exercises of stock options during the most recently completed financial year by each of the Named Executive Officers, the number of unexercised options held by the Named Executive Officers and the financial year-end value of unexercised options on an aggregated basis.

Named Executive Officer	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at FY-End (#) Exercisable/ Unexercisable	Value of Unexercised in-the-Money Options at FY-End ($)
Bruce Winfield	Nil	Nil	256,250 / Exercisable 18,750 / Unexercisable	$68,000 / Exercisable NIL / Unexercisable
Mark T. Brown	46,400	$31,088	53,600 / Exercisable NIL / Unexercisable	$9,724 / Exercisable NIL / Unexercisable
Christine West	21,250	$10,938	10,000 / Exercisable 33,750 / Unexercisable	NIL / Exercisable NIL / Unexercisable

Termination of Employment, Changes in Responsibility and Employment Contracts

The Company and its subsidiaries do not have a compensatory plan, contract or arrangement where a Named Executive Officer is entitled to receive more than $100,000 to compensate such executive officers in the event of resignation, retirement or other termination, a change of control of the Company or its subsidiaries or a change in responsibilities following a change in control.

Compensation of Directors

The Company has no arrangements, standard or otherwise, pursuant to which Directors are compensated by the Company or its subsidiaries for their services in their capacity as Directors, or for committee participation, involvement in special assignments or for services as consultant or expert during the most recently completed financial year or subsequently, up to and including the date of this information circular.

The Company has a stock option plan for the granting of incentive stock options to the officers, employees and Directors. The purpose of granting such options is to assist the Company in compensating, attracting, retaining and motivating the Directors of the Company and to closely align the personal interests of such persons to that of the shareholders of the Company.

The following table sets out information with respect to options to purchase common shares granted during the financial year ended June 30, 2006 to directors of the Company (other than Named Executive Officers):

	Securities Under Options Granted	Exercise or Base Price	Market Value of Securities Underlying Options on the Date of Grant(2)
Group	(#)	($/Security)	($/Security)	Expiration Date
Directors (excluding	75,000(1)	$0.70	$0.70 (2)	January 20, 2011
Named Executive
Officers) of the
Company as a group

(1)

These options vest as to 25% as of and from the date that is 3 months after the date of grant, a further 25% as of and from the date that is 6 months after the date of grant, a further 25% as of and from the date that is 9 months from the date of grant, and the remaining 25% as of and from the date that is 12 months after the date of grant.

(2)

The date of grant of these options was January 20, 2006

The following table sets out information with respect to all exercises of stock options during the financial year ended June 30, 2006 by directors of the Company (other than Named Executive Officers):

			Unexercised Options at	Value of Unexercised in-the-Money Options at
	Securities		FY-End')	FY-End(1)
	Acquired on	Aggregate Value	(#)	($)
	Exercise	Realized	Exercisable/	Exercisable/
Name	(#)	($)	Unexercisable	Unexercisable
Directors of the	NIL	NIL	547,350 / Exercisable	137,224 / Exercisable
Company (excluding Named			56,250 / Unexercisable	NIL / Unexercisable
Executive Officers) as a group

Securities Authorized for Issuance Under Equity Compensation Plans

The following table sets forth the Company's compensation plans under which equity securities are authorized for issuance as at the end of the most recently completed financial year.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in the 2nd column)
Equity compensation plans approved by securityholders	1,219,700	$0.51	223,741
Total

INDEBTEDNESS TO COMPANY OF DIRECTORS,

EXECUTIVE OFFICERS AND SENIOR OFFICERS

There is no indebtedness of any Director, executive officer, proposed nominee for election as a Director or associate of them, to or guaranteed or supported by the Company or any of its subsidiaries either pursuant to an employee stock purchase program of the Company or otherwise, during the most recently completed financial year.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

No informed person or proposed director of the Company and no associate or affiliate of the foregoing persons has or has had any material interest, direct or indirect, in any transaction since the commencement of the Company's most recently completed financial year or in any proposed transaction which in either such case has materially affected or would materially affect the Company.

MANAGEMENT CONTRACTS

No management functions of the Company are performed to any substantial degree by a person other than the Directors or executive officers of the Company.

AUDIT COMMITTEE DISCLOSURE

The Audit Committee's Charter

Mandate

The primary function of the audit committee (the "Committee") is to: (a) assist the Board of Directors (the "Board") in fulfilling its financial oversight responsibilities with respect to financial reporting and disclosure requirements; (b) ensure that an effective risk management and financial control framework has been implemented by management of the Company; and (c) be responsible for external and internal audit processes.

Composition

The Committee shall be comprised of three directors as determined by the Board, the majority of whom shall be independent, financially literate and free from any relationship that, in the opinion of the Board, would interfere with the exercise of his or her independent judgment as a member of the Committee. The Board may remove or replace a member of the Committee at any time and from time to time. The Company adopts: (a) the meaning of independence described in Multilateral Instrument 52-110 Audit Committees (the "Instrument") for the purpose of determining whether a member of the Committee is independent; and (b) the provisions of Sections 3.3 to 3.5, inclusive, of the Instrument relating to certain membership requirements.

The Board will appoint the Chairman of the Committee. The Secretary of the Company will act as the secretary at meetings of the Committee or, in his absence, the Chairman of the committee may appoint any member or any other person to act as secretary. The secretary will keep minutes of the proceedings at any meeting of the Committee setting out in reasonable detail the business conducted at such meeting. Minutes of the meetings of the Committee will be distributed by the Secretary to the members of the Committee and to the Board.

Membership and Procedures

Meetings of the Committee will be held at such times and places as the Chairman may determine, but in any event not less than four times per year. Twenty-four (24) hours notice of each meeting will be given orally, by electronic transmission or by facsimile to all members of the Committee and to the external auditors of the Company and such notice will set out in reasonable detail the business proposed to be conducted at the meeting. Notice of a meeting may be waived if all members of the Committee are present at a meeting and waive notice or if a member who is not present waives notice before or after such meeting. A resolution signed by all members of the Committee shall have the same force and effect as a resolution passed at a meeting of the Committee duly called and regularly constituted for the transaction of business.

A majority of members of the Committee will constitute a quorum and decisions of the Committee will be by an affirmative vote of the majority with the Chairman having a deciding vote in the event of a tie.

At the request of the external auditors of the Company, the Chief Executive Officer or the Chief Financial Officer of the Company or any member of the Committee, the Chairman will convene a meeting of the Committee. Any such request will set out in reasonable detail the business proposed to be conducted at the meeting so requested.

The Committee has the authority to: (a) engage independent counsel and other advisors as it determines necessary or desirable to carry out its duties; (b) set and pay the compensation for any advisors engaged by the Committee; and (c) communicate directly with internal and external auditors.

Responsibilities and Duties

The responsibilities of the Committee are as follows:

Financial Reporting and Disclosure

1.

Review and recommend to the Board for approval, the quarterly financial statements, management discussion and analysis, financial reports and any public release of financial information through press release or otherwise.

2.

Review and recommend to the Board for approval, the audited annual financial statements, including the auditors’ report thereon, management discussion and analysis and financial reports.

3.

Review and recommend to the Board for approval, where appropriate, financial information contained in any prospectuses, annual information forms, material change disclosures of a financial nature and similar disclosure documents.

4.

Review with management of the Company and with external auditors significant accounting principles and disclosure issues and alternative treatments under Canadian generally accepted accounting principles ("GAAP") all with a view to gaining reasonable assurance that financial statements are accurate, complete and present fairly the Company’s financial position and the results of its operations in accordance with Canadian GAAP.

External Audit

1.

Review the performance of the external auditors who are accountable to the Committee and the Board as representatives of the shareholders, including the lead partner of the independent auditors team and recommend to the Board the external auditors to be nominated for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Company and the compensation of the external auditors.

2.

Oversee the work of the external auditors appointed by the shareholders of the Company with respect to preparing and issuing an audit report or performing other audit, review or attest services for the Company, including the resolution of issues between management of the Company and the external auditors regarding financial disclosure.

3.

Review the results of the external audit and the report thereon including, without limitation, a discussion with the external auditors as to the quality of accounting principles used, any alternative treatments of financial information that have been discussed with management of the Company, the ramifications of their use as well as any other material changes. Review a report describing all material written communication between management and the auditors such as management letters and schedule of unadjusted differences.

4.

Discuss with the external auditors their perception of the Company’s financial and accounting personnel, records and systems, the cooperation which the external auditors received during their course of their review and availability of records, data and other requested information and any recommendations with respect thereto.

5.

Review the reasons for any proposed change in the external auditors which is not initiated by the Committee or Board and any other significant issues related to the change, including the response of the incumbent auditors, and enquire as to the qualifications of the proposed auditors before making its recommendations to the Board.

6.

Review the independence of the external auditors, including a written report from the external auditors respecting their independence and consideration of applicable auditor independence standards.

7.

Review annually a report from the external auditors in respect of their internal quality-control procedures, any material issues raised by the most recent internal quality-control review, or peer review of the external auditors, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the external auditors, and any steps taken to deal with any such issues.

Internal Controls and Audit

1.

Review and assess the adequacy and effectiveness of the Company’s system of internal control and management information systems through discussions with management and the external auditor to ensure that the Company maintains: (a) the necessary books, records and accounts in sufficient detail to accurately and fairly reflect the Company’s transactions; (b) effective internal control systems; and (c) adequate processes for assessing the risk of material misstatement of the financial statement and for detecting control weaknesses or fraud. From time to time the Committee will assess whether a formal internal audit department is necessary or desirable having regard to the size and stage of development of the Company at any particular time.

2.

Satisfy itself that adequate procedures are in place for the review of the Company’s disclosure of financial information extracted or derived from the Company’s financial statements.

3.

Periodically assess the adequacy of such systems and procedures to ensure compliance with all regulatory requirements and recommendations.

4.

Review and discuss the Company’s major financial risk exposures and the steps taken to monitor and control such exposures, including the use of any financial derivatives and hedging activities.

5.

Review annually insurance programs relating to the Company and its investments.

Non-Audit Services

1.

Pre-approve all non-audit services to be provided to the Company or any subsidiary entities by its external auditors or by the external auditors of such subsidiary entities. The Committee may delegate to one or more of its members the authority to pre-approve non-audit services but pre-approval by such member or members so delegated shall be presented to the full audit committee at its first scheduled meeting following such pre-approval.

2.

Review and assess the adequacy of the Company’s risk management policies and procedures with regard to identification of the Company’s principal risks and implementation of appropriate systems to manage such risks including an assessment of the adequacy of insurance coverage maintained by the Company.

Associated Responsibilities

Establish, monitor and periodically review procedures for:

1.

The receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters; and

2.

The confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

Composition of the Audit Committee

The following are members of the Committee

Frank D. Wheatley	Independent (1)	Financially Literate (1)
Mark T. Brown	Independent (1)	Financially Literate (1)
David Hottman	Not Independent (1)	Financially Literate (1)

(1)

As defined by Multilateral Instrument 52-110 (“MI 52-110”)

Relevant Education and Experience

The following describes the relevant education and experience of the members of the Audit Committee:

Mark Brown – Mr. Brown is a Chartered Accountant, graduated from the University of British Columbia. He is President of Pacific Opportunity Capital Ltd. a private company providing financial, equity and management solutions to small and medium sized entrepreneurial enterprises. Presently he acts as an Officer Director for several publicly traded companies. Between 1990 and 1994, Mark worked with PricewaterhouseCoopers. After leaving he became controller of Miramar Mining Corporation during which time he was directly involved in several acquisitions, cash management and control, equity financings and international tax planning. In 1996, Mr. Brown joined Eldorado Gold Corporation and managed the finance department of the company through a significant growth phase, including debt and equity financings, international acquisitions corporate reporting and system implementations.

Frank D. Wheatley – Mr. Wheatley is currently the Vice President and General Counsel of Gabriel Resources Ltd. and has more than 20 years industry experience as a director and senior officer of, and legal counsel to, a number of public mining companies. Presently, Mr. Wheatley acts as a Director of three publicly traded companies. Prior to his involvement with Gabriel, Mr. Wheatley was the Vice President Legal Affairs with Eldorado Gold Corporation where he played a significant role in the rapid international growth of that organization. In the course of his experience, he has served as a member of a number of audit committees, reviewed financial statements and other financial disclosure documents and reviewed numerous debt and equity financings.

David Hottman – Mr. Hottman is presently an officer and director of Portal Resources Ltd. and has been Chairman of Nevada Pacific Gold Ltd. since 1997. Prior to the formation of Nevada Pacific, Mr. Hottman was a Director of Eldorado Gold Corporation. Over the last ten years, Mr. Hottman has been involved in raising over $300 million for these companies. In the course of that experience, he has reviewed financial statements, studied various accounting principles and considered the requirements for an understanding of the needs for internal controls and procedures.

Audit Committee Oversight

At no time since the commencement of the Company’s most recently completed financial year was a recommendation of the Committee to nominate or compensate an external auditor not adopted by the Board of Directors.

Reliance on Certain Exemptions

At no time since the commencement of the Company's most recently completed financial year has the Company relied on the exemption in Section 2.4 of MI 52-110 (De Minimis Non-audit Services), or an exemption from MI 52-110, in whole or in part, granted under Part 8 of Multilateral Instrument 52-110.

Pre-Approval Policies and Procedures

The Committee has adopted specific policies and procedures for the engagement of non-audit services as described above under the heading "Non-Audit Services".

External Auditor Service Fees (By Category)

The aggregate fees billed by the Company's external auditors in each of the last two fiscal years for audit fees are as follows:

Financial Year Ending	Audit Fees	Audit Related Fees	Tax Fees	All Other Fees
June 30, 2006	$10,500	Nil	Nil	$1,150
June 30, 2005	$7,500	Nil	Nil	$2,500

Nomination and Assessment

The Board determines new nominees to the Board, although a formal process has not been adopted. The nominees are generally the result of recruitment efforts by the Board members, including both formal and informal discussions among Board members and the President and Chief Executive Officer. The Board monitors but does not formally assess the performance of individual Board members or committee members or their contributions.

Expectations of Management

The Board expects management to operate the business of the Company in a manner that enhances shareholder value and is consistent with the highest level of integrity. Management is expected to execute the Company's business plan and to meet performance goals and objectives.

CORPORATE GOVERNANCE DISCLOSURE

The Canadian Securities Administrators have adopted National Instrument 58-101 (“NI 58- 101”), which requires issuers to disclose on an annual basis their corporate governance practices in accordance with NI 58-101 (the “Corporate Governance Disclosure”). The Corporate Governance Disclosure of the Company, as a Tier 2 issuer listed on the TSX Venture Exchange, is set forth in Appendix A to this Information Circular.

PARTICULARS OF MATTERS TO BE ACTED UPON

Election of Directors

The Directors of the Company are elected at each annual general meeting and hold office until the next annual general meeting or until their successors are appointed. In the absence of instructions to the contrary, the enclosed proxy will be voted for the nominees herein listed.

Shareholder approval will be sought to fix the number of directors of the Company at five. The Company has an audit committee. Members of this committee are as set out below.

Management of the Company proposes to nominate each of the following persons for election as a Director. Information concerning such persons, as furnished by the individual nominees, and each other person whose term of office as a director will continue after the Meeting, is as follows:

Name, Position and Jurisdiction of Residence	Principal Occupation or employment and, if not a previously elected Director, occupation during the past 5 years	Previous Service as a Director	Number of Common Shares beneficially owned, directly or indirectly, or controlled or directed
Bruce Winfield Director (2), President and Chief Executive Officer B.C., Canada	Director, President and Chief Executive Officer of the Company from March 2004 to present; President of Winfield Consulting from January 1999 to present.	Since March 15, 2004	940,000
Mark T. Brown C.A. Director (1) (2) B.C., Canada	President, Pacific Opportunity Capital Ltd. (accounting and management consulting company).	Since March 15, 2004	209,500
Gary Nordin Vice-President, Exploration B.C., Canada	Senior Geologist and Director of Polaris Minerals Corp. from June 2001 to present.	Since March 15, 2004	809,500
David Hottman Director (1) and Chairman B.C., Canada	Chairman, CEO and President, Nevada Pacific Gold Ltd. (natural resource exploration company) from 1997 to present.	Since March 15, 2004	841,900
Frank D. Wheatley Director (1) (2) B.C., Canada	Vice-President, General Counsel and Secretary of Gabriel Resources Ltd. (natural resource development company) from October 2000 to present.	Since May 4, 2004	47,700

(1)

Member of the Audit Committee.

(2)

Member of the Corporate Governance Committee.

No proposed director:

(a)

is, as at the date of the information circular, or has been, within 10 years before the date of the information circular, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity,

(i)

was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

(ii)

was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(iii)

or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b)

has, within the 10 years before the date of the information circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

The following directors of the Company hold directorships in other reporting issuers as set out below:

Name of Director	Name of Other Reporting Issuer
David Hottman	Nevada Pacific Gold Ltd.
Bruce Winfield	Trade Winds Ventures Inc.
Gary Nordin	Nevada Pacific Gold Ltd., Canasil Resources Inc., Bishop Gold Inc., Polaris Minerals Corp.
Mark T. Brown

International Bethlehem Resources Corp., Tarsis Capital

Corp., Rare Element Resources Ltd., SYMC Resources Ltd.,

Sutter Gold Mining Inc., Mediterranean Resources Ltd.,

Rockhaven Resources Ltd., Garibaldi Resources Corp.,

Ameriplas Holdings Ltd., Deal Capital Ltd., Strategem Capital

Corp.

Frank D. Wheatley	Constellation Copper Corporation, Lithic Resources Ltd.

Appointment of Auditor

DeVisser Gray, Chartered Accountants, of Vancouver, British Columbia is the auditor of the Company. Unless otherwise instructed, the proxies given pursuant to this solicitation will be voted for the re-appointment of DeVisser Gray as the auditor of the Company to hold office for the ensuing year at a remuneration to be fixed by the Directors.

Amendment of Stock Option Plan (from last year)

The Company's Stock Option Plan (the "Plan") provides that a total of 1,619,841 common shares are reserved for issuance upon exercise of stock options granted under the Plan. As of the date of this information circular, the Company has options outstanding under its Plan to purchase 1,324,700 common shares.

It is proposed that section 3.2 of the Plan be amended to increase the number of common shares reserved for issuance under the Plan from 1,619,841 to 3,133,205.

The increased number of available options will facilitate the Company's search for and retention of senior management and to provide incentive to the Company's employees, officers and directors.

Under the amended Plan, the number of common shares which may be reserved for issue, will be as follows:

(a)

in aggregate a number not to exceed 15% of the outstanding issue;

(b)

to any one optionee who is an insider and any associates of such insider, shall not exceed 5% of the outstanding issue;

(c)

to any one consultant, shall not exceed 2% of the outstanding issue; and

(d)

to all persons who undertake investor relations activities, shall not exceed 2% of the outstanding issue.

For the purposes of subsections (a) to (d) above, "outstanding issue" is determined on the basis of the number of common shares that are outstanding immediately prior to the common share issuance in question, excluding common shares issued pursuant to common share compensation arrangements over the proceeding one-year period.

Accordingly, at the Meeting, all shareholders will be asked to pass a resolution in the following form:

"UPON MOTION IT WAS RESOLVED that the Company approve the amendment of the Plan to increase the number of common shares reserved for issuance under the Plan from 1, 619,841 to 3,133, 205."

Since the Plan also permits the directors to reserve up to 15% of the issued common shares of the Company under options granted to insiders as a group, the Company must obtain approval of the disinterested shareholders to such specific term of the Plan.

Accordingly, at the Meeting, disinterested shareholders will be asked to pass a resolution in the following form:

"UPON MOTION IT WAS RESOLVED by the disinterested shareholders that the directors have the discretion under the Plan to reserve common shares for issuance upon the exercise of stock options to all optionees who are insiders in aggregate of a maximum of 15% of the issued common shares of the Company."

ADDITIONAL INFORMATION

Additional information relating to the Company is on SEDAR at www.sedar.com. Shareholders may contact the Company at (604) 629-1929 to request copies of the Company’s financial statements and MD&A.

Financial information is provided in the Company’s comparative financial statements and MD&A for its most recently completed financial year which are filed on SEDAR.

OTHER MATTERS

Management of the Company is not aware of any other matter to come before the Meeting other than as set forth in the notice of Meeting. If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

DATED this 1st day of November, 2006.

BY ORDER OF THE BOARD OF DIRECTORS

OF PORTAL RESOURCES LTD.

"Bruce Winfield

Bruce Winfield, President

APPENDIX A

PORTAL RESOURCES LTD.
(the “Company”)

CORPORATE GOVERNANCE DISCLOSURE

Disclosure Requirements	Comments

Disclose the identity of directors who are	Mark T. Brown
independent	Frank D. Wheatley
Disclose the identity of directors who are not	David Hottman
independent, and describe the basis for that	Bruce Winfield
determination	Gary Nordin
David Hottman is not an independent director because of his position as Chairman. Bruce Winfield is not an independent director because of his position as Chief Executive Officer and President of the
Company. Gary Nordin is not an independent director because of his position as Vice President Exploration of the Company.
Disclose whether or not a majority of the directors	The Board is currently composed of five directors, being two of them
are independent. If the majority of directors are not independent, describe what the board of directors does to facilitate its exercise of independent judgement in carrying out its responsibilities.	independent as defined in NI 58-101.
If a director is presently a director of another	David Hottman – Nevada Pacific Gold Ltd.
issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify	Bruce Winfield – Trade Winds Ventures Inc.
both the director and the other issuer	Gary Nordin – Nevada Pacific Gold Ltd., Canasil Resources Inc., Bishop Gold Inc., Polaris Minerals Corp.
Mark T. Brown – International Bethlehem Resources Corp., Tarsis
Capital Corp., Rare Element Resources Ltd., SYMC Resources Ltd., Sutter Gold Mining Inc., Mediterranean Resources Ltd., Rockhaven
Resources Ltd., Garibaldi Resources Corp., Ameriplas Holdings Ltd., Deal Capital Ltd., Strategem Capital Corp.
Frank D. Wheatley – Constellation Copper Corporation, Lithic
Resources Ltd.
Disclose whether or not the independent directors hold regularly scheduled meetings at which non-	The independent directors meet as may be deemed necessary, independently of David Hottman, Bruce Winfield and Gary Nordin, the

independent directors and members of

management are not in attendance. If the

independent directors do not hold such meetings,

describe what the board does to facilitate open

and candid discussion among its independent

directors

non-independent directors.
Disclose whether or not the chair of the board is	David Hottman is the Chairman of the Board and is not an
an independent director. If the board has neither a chair that is independent nor a lead director that is independent, describe what the board does to provide leadership for its independent directors	independent director.

2

Disclose the attendance record of each director	David Hottman – 4
for all board meetings held since the beginning of	Bruce Winfield – 5
the issuer’s most recently completed financial	Gary Nordin – 5
year	Mark T. Brown – 4
Frank D. Wheatley - 4
Disclose the text of the board’s written mandate

The Board of Directors of the Company is charged with the

responsibility for overseeing the conduct of the Company’s affairs and the management of its business. The Board’s mandate includes the following:

• setting long term goals and objectives for the Company, formulating the plans and strategies necessary to achieve those objectives and supervising senior management in their implementation;
• directly, and through its Audit Committee, overseeing the integrity of the Company’s internal controls and management information systems;
• considering in its deliberations the principal risks of the
Company’s business and assessing management’s reports upon those risks;
• reviewing and assessing any major litigation in which the
Company is involved;
• reviewing annual budgets and business plans and comparing them to results during the course of their term;
• considering and reviewing any venture or project that extends beyond the Company’s core business or that is not included in an approved business plan;
• considering and reviewing grant of stock options; and
• considering and reviewing Management compensation
Although the Board delegates to senior management personnel the responsibility for managing the day-to-day affairs of the Company, the
Board retains a supervisory role in respect of, and ultimate responsibility for, all matters relating to the Company and its business.
Disclose whether or not the board has developed	The Chairman has the responsibility, among other things, of ensuring
written position descriptions for the chair and the	that the Board discharges its responsibilities effectively. The
chair of each board committee. If the board has	Chairman chairs Board Meetings and acts as a liaison between the
not developed written position descriptions for the	Board and the Chief Executive Officer (where such positions are held
chair and/or the chair of each board committee, briefly describe how the board delineates the role	by separate individuals). The chairs of the Audit and the Corporate Governance Committees are in charge of their respective committees
and responsibilities of each such position.	And ensuring their designated responsibilities are effectively discharged. The chairs act as the liaison with the Chairman of the
Board (where such positions are held by separate individuals) and are responsible for reporting to the Board on matters under their purview.
Disclose whether or not the board and CEO have	The Chief Executive Officer is responsible for the day-to-day
developed a written position description for the	operations of the Company, and with the management team pursues
CEO. If the board and CEO have not developed	Board approved strategic initiatives within the context of authorized
such a position description, briefly describe how	business, capital plans and corporate policies. The Chief Executive
the board sets out the CEO’s role and	Officer is expected to report to the Board on a regular basis on short-
responsibilities	term results and long-term development activities.

3

Briefly describe what measures the board takes to orient new directors regarding:	The Company has not adopted a formal orientation and education Program for new directors, and all relevant information is communicated to new directors informally. The directors consider that
(i) the role of the board, its committees and	the adoption of formal orientation and education programs for new
its directors; and	directors is not presently warranted given the size of the Company and the nature of the Company’s business. Orientation and education
(ii) the nature and operation of the issuer’s	of new Board members is conducted by meetings between any new
business	Board member and the Chief Executive Officer and other long- standing Board members to assist any new director in learning about the Company’s key assets and about the industries in which the
Company is involved. In addition, new directors are encouraged to visit and meet with management on a regular basis.
Briefly discuss what measures, if any, the board	Given the size of the Company and the in-depth public company
takes to provide continuing education for its	experience of the members of the Board, there is no formal continuing
directors. If the board does not provide	education program in place. Board members are entitled to attend
continuing education, describe how the board	seminars they determine necessary to keep themselves up-to-date
ensures that its directors maintain the skill and	with current issues relevant to their service as directors of the
knowledge necessary to meet their obligations as directors	Company.
Disclose whether or not the board has adopted a written code for the directors, officers and employees. If the board has adopted a written code:	The Board has not adopted a written code of conduct for its directors.

•

disclose how a person or company may

obtain a copy of the code;

•

describe how the board monitors

compliance with its code, or if the board

does not monitor compliance, explain

whether and how the board satisfies itself

regarding compliance with its code; and

•

provide a cross-reference to any material

change report filed since the beginning of

the issuer’s most recently completed

financial year that pertains to any conduct

of a director or executive officer that

constitutes a departure from the code.

Describe any steps the board takes to ensure	Each director and executive officer is required to fully disclose his
directors exercise independent judgment in	interest in respect of any transaction or agreement to be entered into
considering transactions and agreements in	by the Company. Once such interest has been disclosed, the Board
respect of which a director or executive officer	as a whole determines the appropriate level of involvement the
has a material interest	director or executive officer should have in respect of the transaction or agreement.
Describe the process by which the board	The Corporate Governance Committee is tasked with the
identifies new candidates for board nomination

responsibility of, among other things, selecting (or recommending that the Board select) the director nominees for the next annual meeting of shareholders. In carrying out such responsibilities, the Corporate

Governance Committee has the sole authority to retain and terminate any search firm to be used to identify director candidates and has authority to approve the search firm’s fees and other retention terms.

4

Disclose whether or not the board has a	The Corporate Governance Committee is currently comprised of three
nominating committee composed entirely of independent directors	directors, two of which are independent.
If the board has a nominating committee, describe the responsibilities, powers and	With respect to new director nominees and the appointment of members of board committees, the Corporate Governance
operation of the nominating committee	Committee is also tasked with the following responsibilities:
(a) developing qualification criteria for Board members for recommendation to the Board in accordance with the
Company’s corporate governance guidelines;
(b) in conjunction with the Chairman, assigning Board members to the various committees of the Board; and

(c)

reviewing annually or more often if appropriate: (i) committee members’ qualifications and requirements; (ii) committee

structure (including authority to delegate); and (iii) committee performance (including reporting to the Board). The committee is to make recommendations to the Board, as appropriate,

based on its review.

Describe the process by which the board	The Corporate Governance Committee is tasked with the
determines compensation for the issuer’s	responsibility of, among other things, recommending to the Board
directors and officers	compensation policies and guidelines for the Company and for implementing and overseeing compensation policies approved by the

Board. In that connection, the Corporate Governance Committee reviews and makes recommendations to the Board in respect of the compensation paid by the Company to its directors and senior executives. The compensation to executive officers is composed primarily of three elements: namely base salary, performance bonus and the allocation of incentive stock options. The committee’s compensation policy objectives are to pay salaries to the Company’s executives that are competitive with those paid by companies comparable to the Company in the industry and compatible with the

Company’s cash flow. With the approval of the Corporate
Governance Committee, the Board may from time to time engage outside advisors at the expense of the Company to assist with the evaluation of compensation of directors and officers.
Disclose whether or not the board has a	The Corporate Governance Committee is currently comprised of three compensation committee composed entirely of

independent directors. If the board does not

have a compensation committee composed

entirely of independent directors, describe what

steps the board takes to ensure an objective

process for determining such compensation

directors, two of whom are independent.
If the board has a compensation committee, describe the responsibilities, powers and	See above. The Corporate Governance Committee is also tasked with, among other things, the following responsibilities:
operation of the compensation committee	(a) monitoring and making recommendations to the Board in respect of total compensation paid by the Company to its senior executives; and
(b) reviewing the adequacy and form of compensation of directors and ensure that the compensation realistically reflects the responsibilities and risks involved in being a director.

5

If the compensation consultant or advisor has, at

any time since the beginning of the issuer’s most

recently completed financial year, been retained

to assist in determining compensation for any of

the issuer’s directors and officers, disclose the

identity of the consultant or advisor and briefly

summarize the mandate for which they have

been retained. If the consultant or advisor has

been retained to perform any other work for the

issuer, state that fact and briefly describe the

nature of the work.

Not applicable.
If the board has standing committees other than	The Board has no other committees other than the Audit Committee
the audit and corporate governance committees, identify the committees and describe their	and the Corporate Governance Committee. In addition to the above- mentioned responsibilities, the Corporate Governance Committee is
function.	also tasked with:
(a) developing and recommending to the Board corporate governance principles applicable to the Company;

(b)

monitoring the Company’s overall approach to corporate

governance issues and administering a corporate governance

system which is effective in the discharge of the Company’s

obligations to its shareholders;

(c) in conjunction with the Chairman, overseeing the evaluation of the Board and of the Company and making recommendations to the Board as appropriate; and
(d) reviewing and reassessing at least annually the adequacy of the Company’s corporate governance guidelines and the
Corporate Governance Committee’s terms of reference and recommending any proposed changes to the Board for approval. The Corporate Governance Committee must also annually review its own performance.
Disclose whether or not the board, its committees	At present, there is no formal process in place for assessing the
and individual directors are regularly assessed	effectiveness of the Board, its committees and individual directors.
With respect to their effectiveness and	Based on the Company’s size and the number of individuals serving
contribution. If assessments are regularly	on the Board and on each of the Board’s committees, the Board
conducted, describe the process used for the	considers a formal assessment process to be inappropriate at this
assessments. If assessments are not regularly	time. The Board plans to continue evaluating its own effectiveness
conducted, describe how the board satisfies itself	and the effectiveness of its committees as may be determined
that the board, its committees, and its individual directors are performing effectively	necessary from time to time.